[NAM TAI ELECTRONICS LOGO]                                         NEWS RELEASE
--------------------------------------------------------------------------------
REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790-999 WEST HASTINGS STREET                                          President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800  FAX: (604) 669-7816          WEB:   w w w.n a m t a i.c o m
TOLL FREE TEL/FAX: 1-800-661-8831


                            NAM TAI ELECTRONICS. INC.
                     TCL Communication Announces its Listing
                         on the Hong Kong Stock Exchange



VANCOUVER, CANADA - September 21, 2004 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) announced that one of its strategic investments, TCL Communication Technology Holdings Limited has received approval for listing on the Main Board of The Hong Kong Stock Exchange.

The total number of issued shares of TCL Communication is 2,827,500,000 shares, of which Nam Tai is holding 254,475,000 shares ("the Shares"), representing 9% of the total issued shares of TCL Communication. According to the TCL Communication Prospectus, there is no lock up period or restriction on disposal of the Shares.

The stock code of TCL Communication on the Hong Kong Stock Exchange is 2618 and the trading of shares of TCL Communication is due to commence on September 27, 2004. Since the listing of shares of TCL Communication is by way of introduction, there are no new shares being issued or sold in connection with the listing, and therefore there is no dilution to Nam Tai's original stake in TCL Communication. The share price of TCL Communication will be determined by market forces when it begins trading on September 27, 2004.

In addition to its 9% interest in TCL Communication, Nam Tai also has a 3.69% interest in TCL Corporation, the parent company of TCL Communication. TCL Corporation became a listed company in January, 2004 and its shares are traded as "A" shares on the Shenzhen Stock Exchange of the People's Republic of China. Although trading above our original investment value, the gains from the TCL Corporation investment have not as yet been reflected in Nam Tai's accounts.

Nam Tai is pleased to see the Shares in TCL Communication become freely tradable securities on The Hong Kong Stock Exchange. Nam Tai is confident that its strategic association with the TCL Group of Companies will bring a positive investment return for the Company, as well as foster a closer business relationship between the two groups.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of the Hong Kong Stock Exchange at www.hkse.com to obtain the information. The stock code of NTEEP and JIC in the Hong Kong Stock Exchange are the 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have different peak seasons during a year.



                                  Page 2 of 2